Kelso Technologies Inc. 13966 - 18B Avenue South Surrey, BC V4A 8J1 Tel: 604-590-1525

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, DC USA 20549	August 23, 2021

Attention:    Andi Carpenter

Dear Ms. Carpenter,

Re:	KELSO TECHNOLOGIES INC.
File No. 001-36685

Pursuant to your letter of August 18, 2021 please note the following:

1) In future filings we will provide all disclosures required by Item 10(e) of Regulation S-K, including a reconciliation to the most directly comparable IFRS measure as it pertains to EBITDA calculations.

2) EBITDA calculations for fiscal 2019 and 2020:

	Year ended December 31, 2020	Year ended December 31, 2019
Net income (loss)	$(1,307,890)	$3,334,043
Share-based expense	$423,538	$345,498
Unrealized foreign exchange loss (gain)	$(11,254)	$27,698
Amortization	$898,705	$384,827
Bad debt recovery	$-	$(20,206)
Inventory write off	$114,066	$62,402
Income tax	$248,992	$99,077
EBITDA	$366,157	$4,233,339

3) In future filings we will provide the disclosures required by IFRS 8.21 and 8.28, including the reported segment profit or loss for each of our segments and the reconciliation of these measures to our consolidated results.

Should you have any further questions, please do not hesitate to contact either Mr. Bond or myself, Richard Lee at 604-590-1525 or (lee@kelsotech.com).

Yours truly,

KELSO TECHNOLOGIES INC.

"James R. Bond"	"Richard Lee"

James R. Bond, CEO	Richard Lee, CFO